

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 28, 2009

Robert E. Quinn
Corporate Controller
Candela Corporation
530 Boston Post Road
Wayland, MA 01778

      Re: Candela Corporation
             Form 10-K for the fiscal year ended June 28, 2008
             Filed September 11, 2008
             File No. 000-14742

Dear Mr. Quinn:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  Brian Cascio
                  Accounting Branch Chief